SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                               COMCAST CORPORATION


(Mark One):

    X        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   ---       EXCHANGE ACT OF 1934.
             For the fiscal year ended December 31, 2003.

                                       OR

             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
   ---       SECURITIES EXCHANGE ACT OF 1934.
             For the transition period from _________ to ________

        Commission file number 000-50093
                               ---------

                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  THE COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Comcast Corporation
                  1500 Market Street
                  Philadelphia, PA 19102-2148

                   COMCAST CORPORATION RETIREMENT-
                   INVESTMENT PLAN

                   Financial Statements as of December 31, 2003 and 2002 and for the Year Ended December 31, 2003; Supplemental Schedule as of December 31, 2003; and Report of Independent Registered Public Accounting Firm



COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                               Page
                                                                                               ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                          1

FINANCIAL STATEMENTS:

     Statement of Net Assets Available for Benefits as of December 31, 2003 and 2002             2

     Statement of Changes in Net Assets Available for Benefits for the Year Ended
         December 31, 2003                                                                       3

     Notes to Financial Statements                                                             4-8

SUPPLEMENTAL SCHEDULE:

     Schedule H - Line 4i - Schedule of Assets Held for Investment Purposes as of
         December 31, 2003                                                                    9-10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                        11

SIGNATURES                                                                                      12





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Comcast Corporation Retirement-Investment Plan
Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Comcast Corporation Retirement-Investment Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the related changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2003 (Schedule H - Line 4i) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 23, 2004

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
(Thousands of Dollars)
--------------------------------------------------------------------------------




                                                     December 31,
                                                 2003           2002
                                              ----------     ----------
ASSETS:
   Cash                                       $      903     $       53
   Contributions receivable                        8,260          2,034
   Investments, at fair or contract value      1,447,430        299,692
   Loans receivable from participants             50,518         12,220
                                              ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS             $1,507,111     $  313,999
                                              ==========     ==========




See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
(Thousands of Dollars)
--------------------------------------------------------------------------------



                                                      Year Ended
                                                      December 31,
                                                          2003
                                                      -----------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investments:
     Net realized and unrealized appreciation
       in fair value of investments                   $   144,829
     Interest and dividends                                22,288
                                                      -----------
                                                          167,117
                                                      -----------
   Contributions:
     Employee                                              81,801
     Employer                                              58,218
     Rollovers from merged plans (Notes 1 and 4)          971,365
                                                      -----------
                                                        1,111,384
                                                      -----------

                                                        1,278,501
                                                      -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants or beneficiaries         (85,389)
                                                      -----------
                                                          (85,389)
                                                      -----------

Net increase                                            1,193,112

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                      313,999
                                                      -----------
   End of year                                        $ 1,507,111
                                                      ===========

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 and 2002
--------------------------------------------------------------------------------

1. PLAN DESCRIPTION

      General
      -------

      The following description of the Comcast Corporation Retirement-Investment Plan (the "Plan") provides only general information. Plan participants should refer to the Plan document and applicable amendments for a more complete description of the Plan's provisions. Copies of these documents are available from the Plan Administrator. Effective November 18, 2002 Comcast Corporation became the Plan Administrator ("Comcast," the "Company" or the "Plan Administrator"). Prior to November 18, 2002, Comcast Holdings Corporation ("Comcast Holdings") was the Plan Administrator (see Note 7). Generally, all costs associated with administering the plan are paid by the Plan Administrator.

      The Plan is a defined contribution plan qualified under Internal Revenue Code (the "Code") Sections 401(k), 401(a) and 401(m). The original Plan has been amended and restated to reflect mergers of other plans with and into the Plan and to make certain other technical, compliance and design changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Prior to January 1, 2003 employees generally became eligible for participation in the Plan upon completion of three months of service, as defined in the Plan, and participated in allocations of employer matching contributions under the Plan after completion of one year of service. Effective January 1, 2003, the Plan was amended such that full- time employees become eligible to participate in the Plan after completion of six months of service and part-time employees become eligible to participate in the Plan after one year and completion of 1,000 hours of service. Also, effective January 1, 2003, the Plan was amended to reduce the service requirement for full-time employees to become eligible for Company matching contributions from one year to six months except for certain collectively bargained employees.

      Prior to July 1, 2003, each eligible employee was able to direct the Company to make contributions to the Plan of any whole percentage from 1% through 17% of their eligible compensation, subject to certain limits imposed by the Code. Effective July 1, 2003, the Plan was amended to increase the maximum amount of eligible compensation that may be deferred from 17% to 50%, subject to certain limits imposed by the Code.

      Effective January 1, 2003, the Plan was amended to increase the employer matching contribution rate so that the Company matches 100% of the participant's contribution up to 6% of the participant's eligible compensation for such payroll period except for certain collectively bargained employees.

      Each participant has at all times a 100% nonforfeitable interest in the participant's contributions and earnings attributable thereto. Company matching contributions for Plan years beginning after December 31, 2000 are fully and immediately vested. Company matching contributions for Plan years ended on or prior to December 31, 2000 vested according to years of service.

      Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by the Trustee of the Plan of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options. The Trustee pays benefits and expenses upon the written direction of the Plan Administrator.

      Amounts contributed by the Company which are forfeited by participants as a result of the participants' separation from service prior to becoming 100% vested may be used to reduce the Company's required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to then current participants in the proportion that each participant's eligible compensation for that Plan year bears to the eligible compensation for all such participants for the Plan year. Forfeitures for the year ended December 31, 2003 amounted to $58,720.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 and 2002 (Continued)
--------------------------------------------------------------------------------


      Any participant who has a separation from service for any reason except death, disability or attainment of age 65 shall be entitled to receive his/her vested account balance. Upon death, disability or attainment of age 65, a participant's account becomes fully vested in all Company contributions regardless of the participant's years of service. Generally, distribution will start no later than 60 days after the close of the Plan year in which the participant's separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, an annuity, installments over a period of time, any combination of the foregoing or a rollover into another qualified plan. On October 28, 2002, the Plan was amended to eliminate annuity forms of payment, effective February 28, 2003.

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each affected participant's account balance will become fully vested.

      Rollovers of Assets from Merged Plans
      -------------------------------------

      On February 26, 2003, the Compensation Committee of the Board of Directors of the Company resolved to merge the Comcast Cable Communications Holdings, Inc. Long Term Savings Plan ("CCCHI Plan") with and into the Plan (the "Merger"). Effective July 1, 2003, the assets and liabilities of the CCCHI Plan became assets and liabilities of the Plan. The transfer is included in the accompanying statement of changes in net assets available for benefits in "Rollovers from merged plans" and approximated $931.1 million.

      Removal and Appointment of Trustee
      ----------------------------------

      Effective July 1, 2003, Putnam Fiduciary Trust Company was removed as Trustee of the Plan and Fidelity Management Trust Company was appointed Trustee of the Plan. Concurrent with the change in Trustee, several mutual funds previously provided as investment options under the Plan were eliminated and several new mutual funds with similar investment strategies were added.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Plan are presented using the accrual basis of accounting. Contributions receivable represent amounts due to the Plan relating to December 26, 2003 participant and employer matching contributions not remitted to the Plan until subsequent to year-end. Investments in mutual funds, the AT&T Stock Fund and the Comcast Corporation Stock Fund are carried at fair value. Fair value is determined by the last sale or closing price as of the last trading day of the Plan year for investments in securities traded on a securities exchange or the Nasdaq National Market. Investment contracts, which are included in the Comcast Stable Value Fund, are fully benefit-responsive and are carried at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Loans receivable from participants are valued at cost which approximates fair value. Net unrealized appreciation or depreciation in the financial statements reflects changes in fair value of investments held at year end, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on fair value as of such date.

      Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 and 2002 (Continued)
--------------------------------------------------------------------------------



3. INVESTMENTS

      The Plan's investments are held by a trust fund and are presented in the following table (dollars in thousands, units/shares rounded to nearest whole unit or share).


                                                              December 31, 2003
                                                -----------------------------------------
                                                      Number of
                                                     Units/Shares             Amount
                                                    -------------          -------------
Mutual Funds (at fair value)

    Ariel Fund                                       744,852 units               $33,608

    Dodge and Cox Balanced Fund                      901,603 units                65,853

    Fidelity Blue Chip Growth Fund                 3,905,384 units               154,770*

    Fidelity Brokeragelink                         3,662,169 units                 3,662

    Fidelity Diversified International Fund        2,428,392 units                58,573

    Fidelity Freedom 2010 Fund                     1,392,631 units                18,132

    Fidelity Freedom 2020 Fund                     3,197,244 units                41,628

    Fidelity Freedom 2030 Fund                     2,539,055 units                32,881

    Fidelity Freedom 2040 Fund                       977,963 units                 7,393

    Fidelity Freedom Income Fund                     173,331 units                 1,922

    Fidelity Small Cap Stock Fund                  2,720,886 units                46,527

    Fidelity US Bond Index Fund                    1,510,709 units                16,905

    Pimco Total Return Institutional Fund          2,456,841 units                26,313

    Spartan International Index Fund                  63,740 units                 1,738

    Spartan US Equity Index Fund                   3,221,656 units               126,965*

    Templeton World Fund, Class A                    776,094 units                13,093

    Vanguard SM Cap Index Fund                       716,036 units                16,182

    Vanguard Total Stock Market Index Fund           271,705 units                 7,062

    Vanguard Windsor II Fund                       1,098,879 units                51,669
                                                                           -------------
                                                                                 724,876
                                                                           -------------


AT&T Stock Fund                                    1,818,547 units                36,917
                                                                           -------------


Comcast Corporation Stock Fund (at fair value)

    Class A Common Stock                           5,095,742 shares              167,089*

    Class A Special Common Stock                   2,781,533 shares               87,034*
                                                                           -------------
                                                                                 254,123
                                                                           -------------


Comcast Stable Value Fund (at contract value)

    Fidelity Stable Value Fund                    10,453,878 units                10,454

    Putnam Stable Value Fund                      47,072,624 units                47,073

    Other Investment Contracts                   373,987,558 units               373,987*
                                                                           -------------
                                                                                 431,514
                                                                           -------------
                                                                              $1,447,430
                                                                           =============





COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 and 2002 (Continued)
--------------------------------------------------------------------------------


                                                                   December 31, 2002
                                                       -----------------------------------------
                                                          Number of
                                                         Units/Shares                  Amount
                                                      ------------------            ------------
Mutual Funds (at fair value)

    Ariel Fund                                            38,007  units              $  1,339

    Dodge and Cox Balanced Fund                          718,694  units                43,661

    Harbor Capital Appreciation Fund                     265,340  units                 5,362

    Pimco Total Return Institutional Fund                388,826  units                 4,149

    Putnam International Growth Fund                     867,061  units                14,324

    Putnam Investors Fund                              3,164,264  units                28,194

    Putnam New Opportunities Fund                        510,851  units                14,907

    Putnam S&P 500 Index Fund                            926,450  units                20,048

    Vanguard Windsor II Fund                             833,888  units                17,345
                                                                                 ------------
                                                                                      149,329
                                                                                 ------------
Comcast Corporation Stock Fund (at fair value)

    Class A Common Stock                                 113,752  shares                2,681

    Class A Special Common Stock                       3,260,388  shares               73,652
                                                                                 ------------
                                                                                       76,333
                                                                                 ------------


Comcast Stable Value Fund (at contract value)

    Other investment contracts                         5,671,416  units                 5,672

    The Putnam Stable Value Fund                      68,358,333  units                68,358
                                                                                 ------------
                                                                                       74,030
                                                                                 ------------
                                                                                     $299,692
                                                                                 ============

* Represents greater than 5% of the Plan's net assets at December 31, 2003.



      During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

                        Mutual Funds     $100,453
                        Common Stock       44,376
                                         --------
                                         $144,829
                                         --------

      The fair value of assets included in the Comcast Stable Value Fund was $437,345,000 and $74,200,000 as of December 31, 2003 and 2002,
      respectively. The average yield of investment contracts held as of December 31, 2003 and 2002 was 4.27% and 4.82%, respectively. The average yield on investment contracts for the year ended December 31, 2003 was 4.04%.

4.    PARTICIPANT LOANS AND HARDSHIP WITHDRAWALS

      A participant may borrow from his/her Plan account subject to the approval of the Plan Administrator in accordance with applicable regulations issued by the Internal Revenue Service ("IRS") and the Department of Labor. In general, a participant may borrow a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the participant's nonforfeitable accrued benefit on the valuation date (as defined by the Plan) last preceding the date on which the loan request is processed by the Plan Administrator. The maximum term of a loan made pursuant to the Plan is five years (loans with terms of greater than five years exist under the Plan as a result of rollovers from merged plans). Interest accrues at the prime rate plus 1% on the date the loan application is approved. In connection with the Merger, outstanding participant loans of the CCCHI Plan totaling approximately $40.3 million were transferred into the Plan and are included in "Rollovers from merged

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 and 2002 (Continued)
--------------------------------------------------------------------------------


      plans" on the statement of changes in net assets available for benefits (see Note 1). Principal and interest are paid through payroll deductions or participant initiated payments. Interest rates ranged from 4.25% to 11.50% and 5.25% to 11% for the years ended December 31, 2003 and 2002, respectively. Maturities on active outstanding loans ranged from 2004 to 2024 and 2002 to 2026 for the year ended December 31, 2003 and 2002, respectively. Loan transactions are treated as a transfer from (to) the investment fund to (from) the participant loan fund.

      Effective after a calendar quarter of non-repayment, a loan is considered to be in default. Defaulted loans are treated as distributions for tax purposes and become taxable income to the participant for the year in which the default occurs.

      A participant may withdraw all or a portion of his/her benefits derived from salary reduction, rollovers or the vested portion of pre-January 1, 2001 employer contributions, and earnings thereon, on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc. available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant's elective contributions are suspended for six calendar months.

5.    ADMINISTRATION OF THE PLAN

      The Company, as Plan Administrator, has the authority to control and manage the operation and administration of the Plan and may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons.

6.    FEDERAL TAX CONSIDERATIONS

   a. Income Tax Status of the Plan - The Plan received a determination letter dated December 19, 1995 in which the IRS stated that the Plan, as amended and restated effective January 1, 1993, is qualified and that the trust established under the Plan is tax-exempt. The Plan has been amended since receiving the determination letter (see Note 1). A request for an updated determination letter, which considers the 2002 amendments, was filed with the IRS on February 27, 2002. On March 14, 2003, the Plan received a favorable determination letter with respect to the Company's request indicating that the form of the Plan as amended and restated, effective January 1, 1997 satisfies the applicable requirements of the Code and the form of the related trust satisfies the applicable requirements for exemption from federal income tax under the Code. On September 10, 2003 a request for an updated determination letter, which considers the 2003 amendments, was filed with the IRS. The company believes that the Plan continues to comply in form and operation with the applicable requirements of the Code. Therefore, the company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2003. Therefore, no provision for income taxes has been included in the Plan's financial statements.

   b. Impact on Plan Participants - Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

7. ACQUISITION OF BROADBAND

      On November 18, 2002, the Company completed the acquisition of AT&T Corp.'s broadband division ("Broadband") which resulted in the combination of Comcast Holdings and Broadband. Concurrent with the closing of the Broadband acquisition, shareholders of Comcast Holdings received shares of Comcast common stock in exchange for corresponding shares of Comcast Holdings common stock based on an exchange ratio of 1 to 1 (the "Reorganization"). Upon completion of the Broadband acquisition and the Reorganization, Comcast Holdings and Broadband are wholly owned subsidiaries of Comcast, with Comcast Holdings as the predecessor to Comcast.



COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------


                                                                                             FEIN #27-0000798
                                                                                             PLAN #001


                                                                       Description of Investment,
                                                                        Including Maturity Date,
         Identity of Issue, Borrower, Lessor                            Rate of Interest, Par or
                   or Similar Party                                          Maturity Value
------------------------------------------------------       -----------------------------------------------
                                                                                                Fair or
                                                                                             Current Value
                                                                                            ----------------
                                                                                            ($ in thousands)
Mutual Funds (at fair value)
    Ariel Fund                                                          744,852 units                $33,608
    Dodge and Cox Balanced Fund                                         901,603 units                 65,853
    Fidelity Blue Chip Growth Fund                                    3,905,384 units                154,770
    Fidelity Brokeragelink                                            3,662,169 units                  3,662
    Fidelity Diversified International Fund                           2,428,392 units                 58,573
    Fidelity Freedom 2010 Fund                                        1,392,631 units                 18,132
    Fidelity Freedom 2020 Fund                                        3,197,244 units                 41,628
    Fidelity Freedom 2030 Fund                                        2,539,055 units                 32,881
    Fidelity Freedom 2040 Fund                                          977,963 units                  7,393
    Fidelity Freedom Income Fund                                        173,331 units                  1,922
    Fidelity Small Cap Stock Fund                                     2,720,886 units                 46,527
    Fidelity US Bond Index Fund                                       1,510,709 units                 16,905
    Pimco Total Return Institutional Fund                             2,456,841 units                 26,313
    Spartan International Index Fund                                     63,740 units                  1,738
    Spartan US Equity Index Fund                                      3,221,656 units                126,965
    Templeton World Fund, Class A                                       776,094 units                 13,093
    Vanguard SM Cap Index Fund                                          716,036 units                 16,182
    Vanguard Total Stock Market Index Fund                              271,705 units                  7,062
    Vanguard Windsor II Fund                                          1,098,879 units                 51,669
                                                                                            ----------------
                                                                                                     724,876
                                                                                            ----------------

AT&T Stock Fund                                                       1,818,547 units                 36,917
                                                                                            ----------------

Comcast Corporation Stock Fund (at fair value)*
    Class A Common Stock                                              5,095,742 shares               167,089
    Class A Special Common Stock                                      2,781,533 shares                87,034
                                                                                            ----------------
                                                                                                     254,123
                                                                                            ----------------

Comcast Stable Value Fund (at contract value)
   Fidelity Stable Value Fund; 1.00%                                 10,453,878 units                 10,454
   Putnam Stable Value Fund; 4.22%                                   47,072,624 units                 47,073
                                                                                            ----------------
                                                                                                      57,527
                                                                                            ----------------
   Traditional Investment Contracts
     Travelers Life & Annuity; 03/01/07 Maturity;
         4.22%                                                        3,779,035 units                  3,779
     Business Men's Assurance Company; 08/31/04
         Maturity; 7.14%                                              1,857,841 units                  1,858
     Canada Life Insurance 06/01/07 Maturity; 4.84%                   3,268,187 units                  3,268
     John Hancock Life Insurance Company; 03/01/06
         Maturity; 5.64%                                              1,467,359 units                  1,467


                                       -9-




COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------


                                                                                             FEIN #27-0000798
                                                                                             PLAN #001


                                                                       Description of Investment,
                                                                        Including Maturity Date,
         Identity of Issue, Borrower, Lessor                            Rate of Interest, Par or
                   or Similar Party                                          Maturity Value
------------------------------------------------------       -----------------------------------------------
                                                                                                Fair or
                                                                                             Current Value
                                                                                            ----------------
                                                                                            ($ in thousands)



     John Hancock Life Insurance Company; 04/01/05
         Maturity; 5.54%                                              3,090,785 units                  3,091
     Principal Life Insurance Company; 07/01/04
            Maturity; 5.82%                                           1,811,812 units                  1,812
     Protective Life Insurance Company; 11/01/04
         Maturity; 7.07%                                              1,575,841 units                  1,576
     Protective Life Insurance Company; 05/02/05
         Maturity; 5.58%                                              1,879,040 units                  1,879
     Prudential Financial; 11/12/04 Maturity; 6.99%                   2,692,930 units                  2,693
     Prudential Financial; 08/01/07 Maturity; 4.48%                   3,171,245 units                  3,171
     AIG SunAmerica; 06/30/04 Maturity; 6.88%                         1,377,483 units                  1,377
                                                                                            ----------------
                                                                                                      25,971
                                                                                            ----------------
     Security-Backed Investment Contracts
         Bank of America; 4.24%                                      87,004,000 units                 87,004
         JPMorgan Chase Bank; 4.24%                                  87,004,000 units                 87,004
         Rabobank Netherland; 4.24%                                  87,004,000 units                 87,004
         State Street Bank & Trust Company; 4.24%                    87,004,000 units                 87,004
                                                                                            ----------------
                                                                                                     348,016
                                                                                            ----------------
                                                                                                     431,514
                                                                                            ----------------
Participant Loan Fund (at cost, which approximates
     fair value) (interest rates from 4.25% to 11.50%;
     maturities from 2004 to 2024)                                                                    50,518
                                                                                            ----------------

                                                                                                  $1,497,948
                                                                                            ================

* Represents a party-in-interest to the Plan.



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 23, 2004 appearing in this Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan for the year ended December 31, 2003.




/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 23, 2004

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                             THE COMCAST CORPORATION
                                             RETIREMENT-INVESTMENT PLAN


                                             By:  Comcast Corporation
                                                  Plan Administrator


        June 28, 2004                        By:  /s/ Lawrence J. Salva
                                                  ------------------------------
                                                  Lawrence J. Salva
                                                  Senior Vice President and
                                                  Controller

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